                                                                    Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)

          CONTINUING CONNECTED TRANSACTIONS AND REVISION OF ANNUAL CAP

--------------------------------------------------------------------------------

Reference is made to the announcements of the Company dated 15 November 2004, 13 January 2006 and 19 April 2007 and the circulars of the Company dated 5 December 2004, 27 January 2006 and 11 May 2007 in relation to the GR Comprehensive Services Agreement, the YC Comprehensive Services Agreement, the GS Comprehensive Services Agreement, as supplemented by the GS Supplemental Agreement, entered into between GR Group Company (or its wholly-owned subsidiaries, YC and GS) and the Company to regulate the continuing connected transaction between the parties.

Due to a higher-than-expected level of business activities, the amount of services actually required from YC has exceeded the original projection. As a result, the Directors expect that the annual cap for the connected transactions under the YC Comprehensive Services Agreement for the financial year ending 31 December 2007 will be exceeded. According, the Company proposed to increase the relevant annual cap for the financial year ending 31 December 2007 from RMB260 million to RMB389 million.

As the annual caps approved for the connected transactions under the Existing Master Agreements are up to the financial year ending 31 December 2007 while the GS Comprehensive Agreement (as supplemented by the GS Supplemental Agreement) will also expire by end of this year, the Company has, on 5 November 2007, entered into: (a) the New GR Comprehensive Services Agreement with GR Group Company; (b) the New YC Comprehensive Services Agreement with YC; and (c) the New GS Comprehensive Services Agreement with GS, in relation to the Continuing Connected Transactions between each of GR Group Company, YC and GS, and the Company.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

As each of YC and GS is a wholly-owned subsidiary of GR Group Company which is the largest Shareholder holding approximately 41% of the issued share capital of the Company, the Revision and the transactions contemplated under the New Master Agreements are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Revision and the New Master Agreements. BOCOM International (Asia) Limited has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders.

A circular will be despatched to the Shareholders as soon as practicable containing (1) details of the Revision and the New Master Agreements; (2) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (3) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (4) the notice of the EGM.

--------------------------------------------------------------------------------

Reference is made is to the announcements of the Company dated 15 November 2004, 13 January 2006 and 19 April 2007 and the circulars of the Company dated 5 December 2004, 27 January 2006 and 11 May 2007.

1    BACKGROUND

     On 15 November 2004, the Company entered into the GR Comprehensive Services Agreement with GR Group Company in relation to the mutual provision of certain services (including social, transportation and railway related services) between GR Group Company and the Company. On the same day, the Company entered into the YC Comprehensive Services Agreement with YC in relation to the provision of social, passenger and other welfare or railway-related services between YC and the Company. Each of these agreements has a term of 3 years and the total amount payable by the parties under the agreements is subject to an annual cap for each of the three years ending 31 December 2007.

     On 13 January 2006, the Company and GS entered into the GS Comprehensive Services Agreement whereby GS agreed to provide security, property management, property construction and maintenance and other services to the Company. The agreement has a term of 3 years ending 31 December 2008 and the total amount payable by the parties under the agreement is subject to an annual cap for each of the three years ending 31 December 2008. On 19 April 2007, the Company and GS entered into the GS Supplemental Agreement whereby, amongst others, the annual cap for the year ending 31 December 2007 had been increased and the term of the agreement was shortened to 31 December 2007.

     As each of YC and GS is a wholly-owned subsidiary of GR Group Company which is the largest Shareholder holding approximately 41% of the issued share capital of the Company, the transactions under each of the Existing Master Agreements constitute continuing connected transactions of the Company which are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Accordingly, each of these Existing Master Agreements, the transactions thereunder and the respective annual caps have been duly approved by the Independent Shareholders at extraordinary general meetings of the Company in accordance with the Listing Rules.

2    REVISION OF ANNUAL CAP

     Due to a higher-than-expected level of business activities, the amount of services actually required from YC has exceeded the original projection. For the 9 months ended 30 September 2007, the aggregate service fees payable by the Company to YC amounted to approximately RMB223.8 million, representing approximately 86% of the annual cap of RMB260 million for the year ending 31 December 2007 as set out in the YC Comprehensive Services Agreement. As at the date of this announcement, the aggregate service fees payable by the Company to YC under the YC Comprehensive Services Agreement has not exceeded the annual cap of RMB260 million. However, as the Company has engaged YC under the YC Comprehensive Services Agreement to renovate certain properties which would be due for completion by the end of this year, the Directors expect that more transactions will be completed during the 3-month period ending 31 December 2007 and the annual cap in respect of the connected transactions under the YC Comprehensive Services Agreement for the year ending 31 December 2007 will be exceeded.

     Accordingly, the Company proposed to increase the annual cap for the year ending 31 December 2007 from RMB260 million to RMB389 million. Pursuant to Rule 14A.36 of the Listing Rules, the Revision is subject to the approval of the Independent Shareholders.

     The Directors (including the independent non-executive Directors) consider that the transactions under the YC Comprehensive Services Agreement are entered into in the usual and ordinary course of businesses of the Group and are conducted on an arm's length basis and on normal commercial terms. The Revision is fair and reasonable and in the interests of the Group and the Shareholders as a whole.

3    NEW MASTER AGREEMENTS

     As the annual caps approved for the connected transactions under the Existing Master Agreements are up to the financial year ending 31 December 2007 while the GS Comprehensive Agreement (as supplemented by the GS Supplemental Agreement) will also expire by the end of this year, the Company has, on 5 November 2007, entered into: (a) the New GR Comprehensive Services Agreement with GR Group Company; (b) the New YC Comprehensive Services Agreement with YC; and (c) the New GS Comprehensive Services Agreement with GS. Each of these New Master Agreements has been entered into on a continuing and regular basis, in the ordinary and usual course of business of the Group, and on arm's length basis between the relevant parties. Pursuant to the terms of the New Master Agreements, the pricing arrangement between the parties would be largely the same as those under the Existing Master Agreements.

     Key terms of the New Master Agreements are set out below:

     3.1  NEW GR COMPREHENSIVE SERVICES AGREEMENT

          DATE:

          5 November 2007

          PARTIES:

          (a) GR Group Company (which by definition shall, for the purpose of the New GR Comprehensive Services Agreement only, include all the companies, units or departments owned, controlled, managed or used by it during the term of the New GR Comprehensive Services Agreement, save and except GS and YC and all the companies, units or departments controlled or managed by GS and YC)

          (b)  the Company

          SERVICES TO BE PROVIDED:

          The comprehensive service arrangement involves a mutual provision of certain services between GR Group Company and the Company.

          Services to be provided by GR Group Company to the Company include:

          (a) social and related services (such as hygiene and epidemic prevention services);

          (b) transportation services (such as (i) production co-ordination, safety management and scheduling; (ii) leasing of passenger coaches and freight trains; (iii) passenger co-ordination, locomotive traction, train repair and ticket sale services; and
               (iv) sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) railway related services (such as (i) maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services; (ii) agency services for purchase of railway transportation related materials on behalf of the Company; and (iii) settlement related services including settlement service and provision of financial facilities).

          Services to be provided by the Company to GR Group Company include:

          (a) certain passenger co-ordination, locomotive traction, train repair and ticket sale services; and

          (b)  wheel repair service.

          TERM:

          Subject to the obtaining of the Independent Shareholders' approval, the term of the agreement will be 3 years from 1 January 2008.

          PRICING AND CAP DETERMINATION:

---------------------------------------------------------------------------------------------------------------
                                                                     ESTIMATED
                                                         HISTORICAL   FIGURES
                                                          FIGURES       (RMB
                                                            (RMB      MILLION)
                                                          MILLION)    FOR THE
                                                          FOR THE      THREE
                             HISTORICAL FIGURES             NINE       MONTHS         PROPOSED ANNUAL CAPS
                               (RMB MILLION)               MONTHS      ENDING            (RMB MILLION)
                             FOR THE YEAR ENDED          ENDED 30       31      FOR THE YEAR ENDING 31 DECEMBER
                                31 DECEMBER              SEPTEMBER   DECEMBER              (Note 5)
---------------------------------------------------------------------------------------------------------------
                          2004       2005       2006       2007       2007        2008       2009       2010
---------------------------------------------------------------------------------------------------------------
Social and related          75.1      75.23      75.69      56.27     19.51        76.05      76.36      76.72
 services (Note 1)
---------------------------------------------------------------------------------------------------------------
Transportation
 services provided
 to the Company
 (Note 2)               1,065.82    1,038.3    1,060.6    1,085.7    376.09     1,640.41   1,847.43   2,077.81
---------------------------------------------------------------------------------------------------------------
Railway related
 services
 (Note 3)                 428.57     465.24      480.5     522.12    204.27       974.68   1,019.59    1,068.7
---------------------------------------------------------------------------------------------------------------
Transportation
 services provided
 by the Company
 (Note 4)                 491.44     786.74     922.37      855.2    260.88     1,252.53   1,396.29   1,556.49
---------------------------------------------------------------------------------------------------------------
Total                   2,060.93   2,365.51   2,539.16   2,519.29    860.75     3,943.67   4,339.67   4,779.72
---------------------------------------------------------------------------------------------------------------

          Note 1: In respect of social and related services provided by GR Group Company to the Company (or its employees):

                    (a) for hygiene and epidemic prevention services, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined based on standards set by the relevant provincial government (without any adjustments); and

                    (b) for recuperative and nursery services, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined based on the actual costs or expenses incurred by GR Group Company for the provision of such services (without any mark-up).

          Note 2: In respect of transportation services provided by GR Group Company to the Company:

                    (a) for production co-ordination, safety management and scheduling, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the unit cost (which is in turn calculated with reference to the total cost incurred by the GR Group

                         Company for the provision of all the relevant services, together with a mark-up of 8% in respect of production coordination and scheduling services, divided by the total amount of services provided during such period) and the actual volume of services provided by GR Group Company;

                    (b) for leasing of passenger coaches and freight trains, the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the settlement method issued by the MOR;

                    (c) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc., the prices have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the following principles:

                         (i)  market price (if available);

                         (ii) if market price is not available, settlement
                              method or pricing standards issued by the MOR;

                         (iii)if neither (i) or (ii) is available, the pricing
                              shall be determined with reference to the full cost incurred by GR Group Company for the provision of such services plus a mark-up of 8%; and

                    (d) for passenger services such as sale of train tickets, provision of catering services on board and sale of merchandise on trains, the prices comprise of a service contract fee (which is determined with reference to the total cost incurred by the GR Company for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined after arm's length negotiations between the parties.

          Note 3: In respect of railway related services provided by GR Group Company to the Company:

                    (a) for maintenance service of large scale railroad machinery, track replacement and overhauling services for railroads and bridges, and train repair and maintenance services, the prices for all of which (in case no standard set by the MOR for charging fees is available for track replacement and overhauling services or train repair and maintenance services) have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the costs incurred by GR Group Company for the provision of such services plus a mark-up of 8%;

                    (b) for agency services for purchase of railway transportation related materials on behalf of the Company, the service fees for which are: (i) 1.5% of the purchased amount for diesel, steel tracks, wheel band, wheel axis, rolled steel wheels and special purpose lubricant for railroads; and
                         (ii) 5% for other materials. Such service fees have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined on an arm's length basis taking into account the past dealings between the parties under the YC Comprehensive Services Agreement; and

                    (c) for settlement related services, at prices or on terms either in accordance with the standards set by the MOR, or not less favourable than that offered by or available to the People's Bank of China or other banks.

          Note 4: In respect of transportation and related services provided by the Company to GR Group Company:

                    (a) for passenger co-ordination, locomotive traction, train repair and ticket sale services, etc, to GR Group Company, the prices of which have been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined in accordance with the principles set out in Note 2(c) above; and

                    (b) for wheel repair service, the price of which has been and will continue to be, pursuant to the New GR Comprehensive Services Agreement, determined with reference to the costs incurred by the Company for the provision of such services plus a mark-up of 8%.

          Note 5: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above; and (ii) an estimated annual growth rate of 15% for service fee, with reference to the average growth rate of domestic GDP of 10.4% between 2004 and 2006 and the increases in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth national railway speed-up. The Directors are of the view that the projected growth rates adopted for determining the above caps are fair and reasonable.

          GENERAL

          Note 1: The mark-up of 8% is determined by the Company and GR Group Company after negotiations with regard to: (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating enterprise's business operating tax should be 10%; and (ii) the fact that such pricing policy is same as the pricing arrangement under the GR Comprehensive Services Agreement.

     3.2  NEW YC COMPREHENSIVE SERVICES AGREEMENT

          DATE:

          5 November 2007

          PARTIES:

          (a) YC (which by definition shall, for the purpose of the New YC Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the New YC Comprehensive Services Agreement)

          (b)  the Company

          SERVICES TO BE PROVIDED:

          Services to be provided by YC to the Company shall include:

          (a) social services (such as hygiene and epidemic prevention services, security services and nursery services);

          (b) passenger services (such as sale of train tickets, provision of catering services on board and sale of merchandise on trains); and

          (c) other welfare or railway-related services (such as (i) property management, and construction and maintenance services; (ii) leasing of properties; (iii) sale of residential properties to the Company's employees; and (iv) sale of railway tracks).

          TERM:

          Subject to the obtaining the Independent Shareholders' approval, the terms of the agreement will be 3 years from 1 January 2008.

          PRICING AND CAP DETERMINATION:

-----------------------------------------------------------------------------------------------------------
                                                        HISTORICAL    ESTIMATED
                                                         FIGURES       FIGURES
                                                          (RMB          (RMB
                                                         MILLION)      MILLION)
                                                          FOR THE      FOR THE       PROPOSED ANNUAL CAP
                                  HISTORICAL FIGURES       NINE         THREE          (RMB MILLION)
                                    (RMB MILLION)         MONTHS        MONTHS     FOR THE YEAR ENDING 31
                                FOR THE YEAR ENDED 31    ENDED 30     ENDING 31           DECEMBER
  TYPES OF SERVICES                    DECEMBER         SEPTEMBER     DECEMBER            (Note 4)
-----------------------------------------------------------------------------------------------------------
                               2004     2005     2006      2007         2007        2008     2009    2010
-----------------------------------------------------------------------------------------------------------
Social Services (Note 1)      132.11   177.29   234.48    171.93        86.23      296.88   341.41  392.63
-----------------------------------------------------------------------------------------------------------
Passenger Services
 (Note 2)                      18.09    25.07    32.89     24.55        18.65       49.68    57.13    65.7
-----------------------------------------------------------------------------------------------------------
Other welfare or
 railway-related Services
 (Note 3)                      42.66    39.42    40.67     27.35        60.21      100.69    115.8  133.17
-----------------------------------------------------------------------------------------------------------
Total                         192.86   241.78   308.04    223.83       165.09      447.25   514.34   591.5
-----------------------------------------------------------------------------------------------------------


          Note 1: Prices have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services.

          Note 2: Prices have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, comprising of service contract fee (which is determined with reference to the total cost incurred by YC for the provision of such passenger services in the past year) and a portion of revenue from fare adjustment, which are determined after arm's length negotiations between the parties.

          Note 3:   (i)  For property management, and construction and
                         maintenance services, etc., the prices of most of which have been and will continue to be, pursuant to the New YC Comprehensive Services Agreement, determined with reference to the costs incurred by YC for the provision of such services plus a mark-up of 8%;

                    (ii) For leasing of properties, the rental of which shall
                         not exceed the market price or an amount payable by any third parties to YC for the same properties;

                    (iii)For sale of residential properties to the Company's
                         employees, prices are charged at a price to be determined with reference to the costs of construction and the selling price as prescribed by the local government; and

                    (iv) For sale of railway tracks, the prices have been and
                         will continue to be, pursuant to the New YC
                         Comprehensive Services Agreement, to be determined with reference to the market price or an applicable guidance price in the industry.

          Note 4: The caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above and (ii) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP of 10.4% between 2004 and 2006 and the increases in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth national railway speed-up. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

          GENERAL

          Note 1: The mark-up of 8% is determined by the Company and YC after negotiations with regard to (i) the guideline issued by the local taxation authority in Guangdong Province which suggests that the profit rate for the purpose of calculating operating tax should be 10%; and (ii) the fact that such pricing policy is same as the pricing arrangement under the YC Comprehensive Services Agreement.

     3.3  NEW GS COMPREHENSIVE SERVICES AGREEMENT

          DATE:

          5 November 2007

          PARTIES:

          (a) GS (which by definition shall, for the purpose of the New GS Comprehensive Services Agreement only, include companies, units or departments owned, controlled, managed or used by it during the term of the New GS Comprehensive Services Agreement)

          (b)  the Company

          SERVICES TO BE PROVIDED:

          Services to be provided by GS shall include security, property management, property construction and maintenance and other services.

          TERM:

          Subject to the obtaining the Independent Shareholders' approval, the terms of the agreement will be 3 years from 1 January 2008.

          PRICING AND CAP DETERMINATION:

------------------------------------------------------------------------------------------------------
                                                HISTORICAL  ESTIMATED
                                                 FIGURES     FIGURES
                                                  (RMB         (RMB
                                                MILLION)     MILLION)
                                                 FOR THE     FOR THE
                          HISTORICAL FIGURES      NINE        THREE         PROPOSED ANNUAL CAPS
                             (RMB MILLION)       MONTHS       MONTHS            (RMB MILLION)
                          FOR THE YEAR ENDED    ENDED 30    ENDING 31  FOR THE YEAR ENDING 31 DECEMBER
TYPES OF SERVICES             31 DECEMBER       SEPTEMBER   DECEMBER               (Note 2)
------------------------------------------------------------------------------------------------------
                         2004    2005    2006     2007        2007         2008      2009     2010
------------------------------------------------------------------------------------------------------
Security and other      94.25   78.23   74.52    71.32       53.11        197.64    227.28   261.38
 services
 (Note 1)
------------------------------------------------------------------------------------------------------

          Note 1: The prices have been and will continue to be, pursuant to the New GS Comprehensive Services Agreement, determined with reference to the costs incurred by GS for the provision of such services plus a mark-up of 8%. Such mark-up is determined on an arm's length basis taking into account the past dealings between the parties, and such pricing policy is same as the pricing arrangement under the GS Comprehensive Services Agreement.

          Note 2: The proposed caps are determined based on: (i) the estimated aggregate figures for the entire year of 2007 set out in the table above and (ii) an expected annual growth rate of approximately 15%, with reference to the average growth rate of domestic GDP of 10.4% between 2004 and 2006 and the increase in the passenger and freight transportation capacity of 18% and 12% respectively after the sixth railway speed-up. The Directors are of the view that the projected growth rate adopted for determining the above caps is fair and reasonable.

     3.4  FURTHER DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

          As the aggregate annual cap under the New Master Agreements for each of the three financial year ending 31 December 2010 is expected to exceed 2.5% of the Relevant Ratio, these Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements as prescribed under Chapter 14A of the Listing Rules.

          The Directors (including the Independent non-executive Directors) consider that the Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms. The terms of the New Master Agreements are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

     3.5  REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

          The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou--Shenzhen-Pingshi and certain long-distance passenger transportation services.

          GR Group Company controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province. With this background and its special role in the railway transportation industry, GR Group Company is the only available provider in the market for certain services that the Company requires in its operations. For services that are possibly available in the market, they are provided by GR Group Company and/or its subsidiaries on a cost basis (plus a mark-up of 8%, where applicable) and on terms no less favourable than those obtainable from independent third parties. In addition, certain support or cooperation service arrangements are also required, as a matter of course, from GR Group Company which administers and controls the operation of the neighbouring railway lines. It is therefore not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operations of the Company.

     3.6  ANNUAL REVIEW OF THE CONTINUING CONNECTED TRANSACTIONS

          The Company undertakes to comply with the rules in relation to the annual review of continuing connected transactions set out in Rules 14A.37 to 14A.41 of the Listing Rules. The Company further undertakes, upon any variation or renewal of the Continuing Connected Transactions, to comply in full with all applicable requirements set out in Chapter 14A of the Listing Rules.

4    INDEPENDENT SHAREHOLDERS' APPROVAL

     It is therefore proposed that an EGM will be convened at which resolutions to approve inter alia, (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the annual caps for each of the three years ending 31 December 2010 will be proposed. The voting in respect of the approval of these resolutions will be conducted by way of poll.

     In this connection, GR Group Company and its associates will abstain from voting for the resolutions in respect of the Continuing Connected Transactions.

5    INDEPENDENT BOARD COMMITTEE

     The Independent Board Committee has been established to advise the Independent Shareholders in respect of (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the related annual caps.

6    INDEPENDENT FINANCIAL ADVISER

     BOCOM International (Asia) Limited has been appointed as independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of (i) the Revision; and (ii) the New Master Agreements, the Continuing Connected Transactions and the annual caps.

7    CIRCULAR

     A circular will be despatched to the Shareholders as soon as practicable containing (i) details of the Revision and the New Master Agreements; (ii) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (iii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) the notice of the EGM.

8    DEFINITIONS

     In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

     "ADSs"                            American depository shares, each
                                       representing 50 H Shares

     "associate(s)"                    has the meaning ascribed thereto under
                                       the Listing Rules

     "Board"                           the board of Directors

     "Company"                         Guangshen Railway Company Limited
                                       (CHINESE CHARACTERS), a joint stock
                                       limited company incorporated in the PRC, of which its H Shares, A Shares and ADSs are listed on HKSE, the Shanghai Stock
                                       Exchange and NYSE respectively

     "Continuing Connected             collectively, the transactions
      Transactions"                    contemplated under the New GR
                                       Comprehensive Services Agreement, the
                                       New YC Comprehensive Services Agreement
                                       and the New GS Comprehensive Services
                                       Agreement

     "Day(s)" working day(s), not including Saturdays, Sundays and PRC public holidays

     "Directors"                       the directors of the Company

     "EGM" the extraordinary general meeting of the Company to be held for the purpose of, among others, considering the Revision and the New Master Agreements

     "Existing Master Agreements"      the GR Comprehensive Services Agreement,
                                       the YC Comprehensive Services Agreement
                                       and the GS comprehensive Services
                                       Agreement

     "GR Comprehensive Services        the comprehensive services agreement
      Agreement"                       entered into between GR Group Company and
                                       the Company dated 15 November 2004 in
                                       relation to the mutual provision of
                                       services by GR Group Company and/or its
                                       associates to the Company or vice versa

     "GDP"                             Gross domestic product

     "GR Group Company"                Guangzhou Railway (Group) Company
                                       (CHINESE CHARACTERS), a state-owned
                                       enterprise under the administration of
                                       the MOR snd also the largest shareholder of the Company holding approximately 41% of the issued share capital of the Company

     "Group"                           the Company and its subsidiaries

     "GS" Guangshen Railway Enterprise Development Company (CHINESE CHARACTERS), a wholly-owned subsidiary of GR Group Company

     "GS Comprehensive Services        the comprehensive services agreement
      Agreement"                       entered into between GS and the Company
                                       dated 13 January 2006, as amended by the GS Supplemental Agreement, in relation to the provision of certain services by GS

     "GS Supplemental Agreement"       the supplemental agreement dated 19 April
                                       2007 entered into between GS and the
                                       Company, to amend certain provisions of
                                       the GS Comprehensive Services Agreement

     "H Share(s)"                      overseas listed foreign Share(s), which
                                       are subscribed for and traded in Hong
                                       Kong dollars on HKSE

     "HKSE"                            The Stock Exchange of Hong Kong Limited

     "Hong Kong"                       The Hong Kong Special Administrative
                                       Region of the PRC

     "Independent Board Committee"     an independent committee of the Board
                                       comprising Mr. Chang Loong Cheong,
                                       Ms. Deborah Kong and Mr. Wilton Chau Chi
                                       Wai who are independent non-executive
                                       Directors

     "Independent Shareholders"        Shareholders other than GR Group Company
                                       and its associates

     "Listing Rules"                   the Rules Governing the Listing of
                                       Securities on HKSE

     "MOR"                             Ministry of Railways
                                       (CHINESE CHARACTERS), PRC

     "New GR Comprehensive Services    the conditional comprehensive services
      Agreement"                       agreement entered into between GR Group
                                       Company and the Company dated 5 November
                                       2007 in relation to the mutual provision of services by GR Group Company and/or its associates to the Company or vice versa

     "New GS Comprehensive Services    the conditional comprehensive services
      Agreement"                       agreement entered into between GS and the
                                       Company dated 5 November 2007 in relation to the provision of certain services by GS

     "New Master Agreements"           the New GR Comprehensive Services
                                       Agreement, the New YC Comprehensive
                                       Services Agreement and the New GS
                                       Comprehensive Services Agreement

     "New YC Comprehensive Services    the conditional comprehensive services
      Agreement"                       agreement entered into between YC and the
                                       Company dated 5 November 2007 in relation to the mutual provision of services by YC and/or its associates to the Company or vice versa

     "NYSE"                            The New York Stock Exchange, Inc.

     "PRC"                             The People's Republic of China

     "Relevant Ratio"                  any of the five ratios (other than the
                                       profits ratio in the case of connected
                                       transactions) as set out in Rule 14.07 of the Listing Rules

     "Revision"                        the increase in the annual cap for the
                                       financial year ending 31 December 2007

     "RMB"                             Renminbi, the lawful currency of the PRC

     "Shareholder(s)"                  holder(s) of Shares

     "Share(s)"                        shares of nominal value RMB 1.00 each in
                                       the share capital of the Company

     "YC"                              Guangzhou Railway Group Yang Cheng
                                       Railway Industrial Company
                                       (CHINESE CHARACTERS), a PRC state-owned
                                       enterprise and a wholly-owned subsidiary of GR Group Company

     "YC Comprehensive Services        the existing comprehensive services
      Agreement"                       agreement entered into between YC and the
                                       Company dated 15 November 2004 in
                                       relation to the mutual provision of
                                       services by YC and/or its associates to
                                       the Company or vice versa

     "%"                               per cent

                                                 By Order of the Board
                                           GUANGSHEN RAILWAY COMPANY LIMITED
                                                    GUO XIANGDONG
                                                  Company Secretary

Shenzhen, the PRC, 5 November 2007

As at the date of this announcement, the Board comprises:

Executive Directors
He Yuhua
Yang Yiping
Yang Jinzhong

Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming

Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai